UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42715

KANDAL M VENTURE LIMITED

(Registrant’s Name)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Kandal M Venture Limited (the “Company”) announced that, Mr. Ngee Woon Lim, an executive director and the chief executive officer of the Company, has tendered resignation and will cease to serve the said position with effect from June 30, 2026. The Company is currently searching for suitable candidate to fill the upcoming vacancy.

We would like to express our greatest appreciation for Mr. Lim’s valuable contribution to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANDAL M VENTURE LIMITED

Date: December 31, 2025	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board of Directors

2